VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

June 25, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #8  to Registration Statement on Form S-1,

Filed on  June 11, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated June 21, 2013, concerning the deficiencies in Amendment #8 to Registration Statement on Form S-1 filed on June 11, 2013 we provide the following responses:

Cover Page of Prospectus, page 3

1. SEC Comment: We note your response to comment 1 of our comment letter dated June 10, 2013 and the related revisions to the cover page of your prospectus. Please also revise the cover page of your prospectus to remove the detailed discussion of your agreement with Spartan Securities, Ltd. Along with the disclosure regarding the Transfer Agent, Island Capital Management, LLC. Please discuss the agreement with Spartan Securities in detail in the body of the prospectus. When discussing this agreement, please also discuss the agreement with the Transfer Agent, and identify the relationship between Island Capital Management LLC, and Spartan Securities.

Response: In response to this comment the company revised the cover page of its prospectus to remove the detailed discussion of our agreement with Spartan Securities, Ltd. along with the disclosure regarding the Transfer Agent, Island Capital Management, LLC.  Also, we discussed the agreements with Spartan Securities and Island Capital Management LLC in detail in the body of the prospectus and identified the relationship between Island Capital Management LLC, and Spartan Securities.

Agreements, page 24

2. SEC Comment: We note your revised disclosure on page 24 that $8,000 has been paid to Island Capital Management, LLC. However, according to your discussion of the agreement on page 24 of the prospectus, we note that there are additional fees that will be paid to Island Capital Management, LLC during the term of the agreement. For example only, we note that there is a “one time Premiere Service Plan fee” and “monthly fee”. Please revise your disclosure to identify all compensation that you will pay and have already paid to Island Capital Management, LLC for its services.

Response: In response to this comment we revised our disclosure as requested:

“On April 1, 2013 we signed the agreement with Spartan Securities, Ltd.  to file an application with FINRA for our common stock to become eligible for trading on the Over-the-Counter Bulletin Board.  The 211 agreement signed with Spartan Securities, Ltd. has no material terms. Per the 211 contract signed with Spartan Securities, Ltd.: Vanell, Corp. acknowledges that it has not compensated, or agreed to compensate, Spartan, its affiliates, employees, officers and/or directors, or the employees, officers and/or directors of Spartan’s affiliates, either directly or indirectly, in consideration of Spartan’s agreement to file the Company’s Form 211 Listing Application. There are no services, other than the filing of Form 211 application with FINRA, provided or to be provided to us by Spartan.

On April 1, 2013 Transfer Agent Agreement was signed with Island Capital Management, LLC. (dba Island Stock Transfer).  Island Stock Transfer is an affiliate company to Spartan Securities, Ltd. As of June 25, 2013 the compensation paid pursuant to the signed agreement with Island Capital Management, LLC. is $8,400 and comprised $8,000 for one time Premiere Service Plan fee and $400 for monthly maintenance fees.  We will also incur maintenance fees of $200 per month pursuant to the signed agreement with Island Capital Management in the future.

Among optional services to be offered by Island Capital Management, LLC are printing fees, design fees, DTC fees and search for lost securities’ holders. Currently, we have no plans to use these services.”

Plan of Operations, page 27

3. SEC Comment: We note your response to comment 2 of our comment letter dated June 10, 2013 and the related revisions to your prospectus. We note that your disclosure on page 29 and elsewhere in your registration statement still indicates that the 37,750 reflects the expenses that you expect to incur in the next twelve-month period. Please revise your disclosure to indicate the date from which the twelve-month period is being measured.

Response: In response to this comment we revised our disclosure as requested:

“We anticipated that the minimum capital necessary to fund our planned operations for the 12-month period would be approximately $38,750. The twelve-month period is being measured from January 30, 2013 - the date when our registration statement was filed.  As of June 25, 2013 we have already incurred and paid $15,670 included into $38,750 and therefore the estimated minimum  capital necessary to fund our planned operations is approximately $23,080 and will be needed for general administrative expenses, business development, marketing costs,  support materials and costs associated with being a publicly reporting company.”

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President